Los Angeles, CA 90071-2027 PHONE 323.210.2900 FAX 866.974.7329 www.wsgr.com

May 23, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom

Jennifer Lopez-Molina

Scott Anderegg

Ta Tanisha Meadows

William Thompson

Re:	Revolve Group, LLC

Revolve Group, Inc.
Amendment No. 4 to Registration Statement on Form S-1

Filed May 9, 2019

File No. 333-227614

Ladies and Gentlemen:

On behalf of our client, Revolve Group, LLC. (“Revolve” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 21, 2019 (the “Comment Letter”), relating to the above referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments set forth in the Comment Letter, Revolve intends to revise the Registration Statement as set forth below.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Exclusive Forum, page 135

1.

Your revised disclosure did not fully address our comment delivered orally on April 30, 2019 and prior comment 2 in our letter dated April 10, 2019. Please revise to clearly state that your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act, as your revised disclosure suggests.

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U.S. Securities and Exchange Commission

May 23, 2019

In response to the Staff’s comment, the Company intends to revise the disclosure on pages 50 and 139 as follows (with added text underlined).

Our bylaws that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a breach of fiduciary duty;
•	any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our bylaws; and
•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our bylaws that will be in effect on the completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. ~~Nothing in our bylaws precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law.~~

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. These exclusive-forum provisions do not apply to claims under the Securities Act or the

U.S. Securities and Exchange Commission

May 23, 2019

Exchange Act. ~~Nothing in our bylaws precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law.~~ Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

* * * *

U.S. Securities and Exchange Commission

May 23, 2019

Please direct any questions with respect to this Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Jesse Timmermans, Revolve Group, Inc. Katherine H. Ku, Wilson Sonsini Goodrich & Rosati P.C.

Tom Holden, Ropes & Gray LLP

Jeff Rawlins, KPMG LLP